Aflac Incorporated 2nd Quarter 2014 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$810	$889	$1,542	$1,781
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	452,559	465,213	453,639	465,834
Dilutive effect of share-based awards	2,821	2,762	2,895	2,712
Weighted-average outstanding shares used in the computation of earnings per share - diluted	455,380	467,975	456,534	468,546
Earnings per share:
Basic	$1.79	$1.91	$3.40	$3.82
Diluted	1.78	1.90	3.38	3.80